Exhibit 99.1

StoneCo Announces Forthcoming Board of Directors Changes

Georgetown, Cayman Islands, March 18th, 2024 -- StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”) is announcing a planned transition within the Board of Directors. After a decade of fundamental contributions, our founder, Mr. André Street has chosen not to seek re-election at the upcoming Annual General Meeting (“AGM"), which will occur by the end of April 2024. In similar vein, Mr. Conrado Engel, our Vice Chairman, and Patricia Verderesi Schindler, will also not seek re-election, having completed their two-year commitment to the Company. In preparation for this transition, the proposal is to appoint Mr. Mauricio Luchetti as the new Chairman, and Mr. Gilberto Caldart as the Vice-Chairman of our Board of Directors pursuant to the terms of the Company’s Articles of Association, subject to the vote of the majority of the shareholders. Additionally, we expect to nominate Mr. José Scheinkman to join the board.

This transition represents a natural step in StoneCo's evolution and comes on the heels of a strong result, which closed 2023 with record-breaking net income, volume, revenue and client satisfaction with a clear strategy unveiled at its Investor Day. Mr. Street remains committed to Stone, continuing as its Reference Shareholder and having additional rights in the Company’s Shareholders' Agreement and Articles of Association.

The selection process for the new Chairman has been meticulously orchestrated by the People Committee. The candidates, Mauricio Luchetti for Chairman and Gilberto Caldart for Vice-Chairman, have been chosen based on their technical skillset, industry and company knowledge, ensuring a smooth transition. Mr. Luchetti has been on the Board since April 2022 and has extensive experience with People and Management, and Mr. Caldart has more than 14 years of experience in the payments industry. In connection with these changes, the committees will be reorganized having the following composition:

People Committee: Mauricio Luchetti*, Silvio José Morais, and Thiago Dos Santos Piau

Finance Committee: Gilberto Caldart, Silvio José Morais*, and Thiago Dos Santos Piau

Audit Committee: Diego Fresco Gutierrez*, Luciana Ibiapina Lira Aguiar, and Mauricio Luchetti

Risk Committee: Gilberto Caldart, José Alexandre Scheinkman, and Luciana Ibiapina Lira Aguiar*

* Chairperson

"Stone has shaped up to be an incredibly well-structured company, boasting a technically proficient and largely independent board. The board comprises individuals deeply dedicated to the company's success and governance, instilling me with the utmost confidence as I pass the reins to those who share a deep respect for Stone’s entrepreneurial spirit. The management team now also possesses a remarkable blend of experience, in-depth knowledge of the business, and a genuine passion for our clients, all of which are emblematic of the culture upon which we have founded Stone. This unique mix has been key to our latest results and the substantial enhancements in our organizational structure over the last couple of years," says André Street, Stone’s founder.

"As it approaches its 11th anniversary, Stone has emerged into one of Brazil's most esteemed companies, thanks to its unwavering commitment to supporting small business entrepreneurs across the country. Despite facing challenges, our resilient and determined team has consistently navigated through crises, emerging stronger each time. Today, Stone serves over 3.5 million clients nationwide, with transactions exceeding 408 billion reais in 2023 alone.

From its inception, Stone has played a pivotal role in the evolution of the Brazilian economy. The company has significantly influenced the credit card industry by fostering competition, resulting in an impressive reduction in the average merchant discount rate for small businesses, alongside a substantial decrease in the cost of receivables financing.

To me, Stone symbolizes a tangible form of social contribution that companies should mirror. With a positive impact on thousands of direct and indirect employees, coupled with significant investments in technology, and software development, driving enhanced productivity across the nation.

While not continuing in my role as board director, my commitment as a long-term shareholder, alongside my partners, remains unwavering. I have full confidence in our team and firmly believe that Stone will continue to prioritize its clients, team, and social impact, ultimately yielding superior long-term returns for our shareholders ", he adds.

“As I finalize my cycle at Stone as part of the Board, I am grateful for the opportunity to collaborate with such extraordinary individuals, with André Street and the entire Stone team. It´s heartening to depart amidst such a positive transition for the company, knowing that the seeds of our collaboration will continue to flourish in the capable hands of those who remain. I leave with appreciation for the experiences shared and I am confident in the continued success of the company”, comments Conrado Engel.

With the AGM marking their departure, we extend our sincere gratitude to André, Conrado and Patricia for their invaluable contributions throughout their tenure. Their dedication has been a cornerstone of our success. As they embark on new journeys and transition from their current roles, we eagerly anticipate the next chapter of Stone's journey.

About the recommended candidates to the Board of Directors

Mauricio Luchetti

Mauricio is an independent member of the YDUQS Board of Directors where he coordinates the People and Governance Committee and a member of the Monitoring and Performance Committee. He is also an independent member of the Board of Directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the Board of Directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the Boards of Directors of others publicly held Companies of JBS S.A., Taesa S.A, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Ambev S.A. where he held positions as executive of People and Management and Regional executive of Operations. From 2003 to 2006, he worked at the Votorantim S.A. where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos S.A. He has also been a partner at Galicia Investimentos since 2007. Mr Luchetti holds a bachelor’s degree in Business.

Gilberto Caldart

Gilberto Caldart is a former Vice Chairman, Senior Client Partnerships & Relationships and former President of International Markets at Mastercard, having worked more than 14 years at the company. In the latter, he was responsible for the management of all markets and customer related activities outside of North America and Canada and was a member of the Mastercard’s management committee. Prior to this appointment, Mr. Caldart was president of Mastercard Latin America and Caribbean region, where he led efforts to place the company at the forefront of the payments industry in the region. Before joining Mastercard, he spent 26 years at Citigroup in various leadership positions in Brazil and New York. Most notably, he led the Citi Consumer Business in Brazil (Retail Banking, Consumer Finance and Cards) for over six years. During his time at Citigroup, Mr. Caldart served on the boards of Credicard and Redecard, playing a critical role in the restructuring of the Credicard Group and on the Redecard IPO transformation. Mr. Caldart is a graduate of the Harvard Business School's Advanced Management Program. He also has an MBA from Duke University, Fuqua School of Business and a Bachelor’s degree in Business Administration and Accounting from the University of Rio Grande do Sul, Brazil.

José Alexandre Scheinkman

José A. Scheinkman is the Charles and Lynn Zhang Professor of Economics at Columbia, Theodore Wells ‘29 Professor of Economics (emeritus) at Princeton, and Research Associate at NBER. Previously, Scheinkman was Alvin H. Baum Distinguished Service Professor and Chair of the Department of Economics at the University of Chicago, Blaise Pascal Research Professor (France), Visiting Professor at Collège de France, and Vice-President in the Financial Strategies Group of Goldman, Sachs. Scheinkman is a Member of the National Academy of Sciences, Fellow of the American Academy of Arts and Sciences, Fellow of the American Finance Association, and recipient of a John Simon Guggenheim Memorial Fellowship and of a “doctorat honoris causa” from the Université Paris-Dauphine. In 2014, he was awarded the CME Group-MSRI Prize in Innovative Quantitative Applications.

Scheinkman’s most current research is on the economics of forest preservation in the Brazilian Amazon. He was born in Rio de Janeiro and participates actively on debates concerning economic and social policy in Brazil. He is a member of the board of directors of Cosan S.A., a Brazilian company engaged in the production and distribution of sugar, ethanol, energy and logistic services, and the board of directors of Tag infraestrutura, a provider of infrastructure for Brazilian financial markets.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co